

MAIL STOP 3561

November 3, 2006

Mr. Steven Berrand
Services Acquisition Corp. International
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

> **Re: Services Acquisition Corp. International ("SACI")**
> **Amendment No. 4 to Proxy Statement on Schedule 14A**
> **Filed October 12, 2006**
> **File No. 000-32552**

Dear Mr. Berrand,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the company's response to prior comment 13 from our letter dated August 24, 2006. Your response indicates that you have concluded that your reference to same store California sales is immaterial and may confuse investors. We further note that your same store sales growth rate in California is 3.3% while your growth rate for all stores is 3.1%. However, based on your existing disclosure, 309 of your 559 stores are based in California – thus, your overall

same store sales growth rate would appear to be heavily weighted by the results of California. Please advise the staff of the same store sales growth rates for the non-California stores and, if necessary, revise your disclosure to discuss the same store growth rates discrepancies between California and non-California. In addition to the foregoing, we have reviewed the graphic presentation included in your response and were unable to understand how it supported your position. Please explain. In addition, add back the disclosure relating to the number of company owned stores versus franchisee owned stores in California.

Questions and Answers About the Proposals

2.   We note your response to prior comment one from our letter dated August 24, 2006. Please explain the basis for the statement that it is more likely than not that the distribution amount will be less than the amount in the trust. Clarify whether any of the amounts owing to third parties that did not execute waivers would fall within the indemnification agreements. If not, state the current amount and the estimated reduction per share as a result of these liabilities.

SACI's Reasons for the Merger and Recommendation of the SACI Board, page 45

3.   We reissue prior comment eight from our letter dated August 24, 2006. We continue to note that management appears to have only considered general factors and made no specific determination relating to the valuation of the company. Please revise the disclosure to clearly state this and to discuss any resultant limitations this may have upon the determination of the fairness of the transactions. We note your statement that management did not consider "all of the alternative valuation methods and analyses associated with traditional fairness opinions." It appears from the disclosure that management did not consider anything beyond general factors and the purchase price. Provide clear disclosure, if true, that management did not consider any specific valuation methods or analyses. In addition, it appears that the Form S-1 specifically stated that "the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value." It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the lack of a specific valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing the potential risks.

4.   Provide clear disclosure on page 47 that there is no guarantee that profitability will actually increase and that investors should not place undue reliance upon such projections.

Management's Discussion and Analysis, page 62

5.   With respect to prior comment 65 from our letter dated August 24, 2006, we note your response to our letter and revisions to the document whereby you state you determined in 2005 that you no longer had an obligation to the Zuka Juice franchises for the liabilities incurred in 1999. Please tell us how you determined you no longer had this obligation in 2005. Tell us what triggered the obligation relief. Tell us if a specific event occurred in 2005 or prior that relieved you of the obligation and if so, the date this occurred. On page 68, you state you performed a review and reconciliation of the deferred revenue accounts in 2005. Tell us if you performed a reconciliation of the deferred revenue accounts in the prior years. We reiterate our request for you to provide us with your basis for recording the deferred revenue reversal as revenue in 2005.

Contingent Liabilities, page 72

6.   Clearly name those officers that will have severance benefits pursuant to agreements in the event their employment is terminated and clarify those specific defined circumstances that would result in the contingent liability.

Proposal 3 The Stock Plan Proposal, page 84

7.   We note that you have eliminated disclosure on page 85 regarding the prohibition against re-pricing of certain awards, the features from the plan in the background section and the termination of the 1994 and 2001 plans assumed as part of the merger. Please advise why this disclosure was removed.

Information About SACI, page 107

8.   Please clarify the meaning of your statement on page 109 that you believe "that the balance of potential claims and liabilities [SACI] would incur, assuming dissolution was not completed until June 2007 and interest earned on the trust account between October 1, 2006 and June 30, 2007 of approximately $3.4 million would be approximately $400,000 of income and franchise tax liabilities, resulting in an increase in the trust amount of $3.0 million." Also, please clarify the nature of the $250,000 in un-waived and un-indemnified claims and clarify why they are not covered by the management indemnification agreements from your Form S-1.

Notes to Unaudited Proforma Financial Statements, page 133

9.   In the purchase price allocation on page 134, you state the tangible assets "purchase price and closing adjustments" equals $5,629. It appears this amount should be $760. Please revise this adjustment and the other balances that depend on this adjustment.

10.   On page 138, you include an adjustment to common stock as letter j even though no adjustment to common stock has been made. Please revise to delete footnote j and adjust footnote k accordingly.

11.   On page 140, the amount reflected as cash payment to Jamba Juice Company shareholders ($247,694) does not agree to the amount reflected in footnote u ($245,574). Also the amount reflected as payment to be funded from cash balances ($107,731) does not agree with the amount reflected in footnote q ($105,611). It appears you are including $2,120 of estimated transaction expenses in the amounts reported on page 140. Please revise to clarify.

<u>Directors and Management of SACI Following the Merger with Jamba Juice Company, page 141</u>

12.   We note that the company has eliminated disclosure on page 141 and elsewhere indicating that the board of directors will be divided as equally as possible. In addition, we also note that the company has not disclosed when the director's term of office will expire which is customarily given in response to Item 401 of Regulation S-K. Please advise or revise, if necessary.

<u>Form 10-KSB/A as of December 31, 2005</u>

13.   We note your response to prior comment 36 from our letter dated August 24, 2006. We note that neither your disclosures nor unit purchase option agreement discusses the conditions under which net cash settlement of the unit purchase would be permitted or required. If true, your disclosures and agreement should state that (i) the unit purchase options may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the unit purchase options. Please advise.

14.   Please revise the Form 8-K dated July 6, 2005, to provide revised financial statements reflecting the treatment of the warrants under EITF 00-19

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　John Reynolds
　　　　　　　　　　　Assistant Director

Cc:　　Kenneth Koch
　　　　Fax # (212) 983-3115